Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 1 DATED FEBRUARY 4, 2010

TO THE PROSPECTUS DATED NOVEMBER 20, 2009

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated November 20, 2009. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to:

•	describe when we intend to qualify as a real estate investment trust;

•	clarify the potential sources of our distributions; and

•	describe amendments to our charter.

Qualification as a Real Estate Investment Trust

As of December 31, 2009, we have not broken escrow in our initial public offering, commenced operations or acquired any real estate or real estate-related assets. As such, we now intend to postpone an election to qualify as a real estate investment trust until the taxable year that will end December 31, 2010, rather than the taxable year that ended December 31, 2009.

Sources of Distributions

In connection with the registration of our initial public offering of common stock, we have been asked by the Maryland Securities Division to clarify the potential sources of our distributions. Accordingly, the tenth bullet on the cover page of the prospectus, and all similar disclosure in the prospectus, is revised as follows:

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Until the proceeds from this offering are fully invested and from time to time during our operational stage, we expect to use proceeds from financings to fund distributions in anticipation of cash flow to be received in later periods. However, our organizational documents do not restrict us from paying distributions from any source, including offering proceeds, which may constitute a return of capital, and do not restrict the amount of distributions we may pay from any source.

Charter Amendments

Effective January 29, 2010, we amended and restated our charter in order to make changes required by state securities administrators in connection with our initial public offering and certain other changes.

Other than insignificant ministerial changes, the changes made to our charter were:

•	To clarify that classifying or reclassifying our shares of capital stock will not affect our aggregate number of authorized shares;

•	To change to the charter-required suitability assessment;

•	To clarify the ownership limitations in our charter related to REIT status;

•	To require that both the board of directors and conflicts committee must act with respect to certain matters; and

•	To change the charter language with respect to accessing our stockholder list.

In order to reflect the charter amendments, the disclosure in the prospectus regarding the approval required for each of the following is replaced with the approval described below:

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Our charter limits the amount of acquisition and origination fees and expenses we can incur to a total of 6% of the contract purchase price for an asset or, in the case of a loan we originate, 6% of the funds advanced. This limit may only be exceeded if a majority of the board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction approves the fees and expenses and finds the transaction to be commercially competitive, fair and reasonable to us.

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We may not acquire equity securities unless a majority of the board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction approves such investment as being fair, competitive and commercially reasonable, provided that investments in equity securities in “publicly traded entities” that are otherwise approved by a majority of the board of directors (including a majority of the members of the conflicts committee) shall be deemed fair, competitive and commercially reasonable if we acquire the equity securities through a trade that is effected in a recognized securities market (a “publicly traded entity” shall mean any entity having securities listed on a national securities exchange or included for quotation on an inter–dealer quotation system) and provided further that this limitation does not apply to (i) acquisitions effected through the purchase of all of the equity securities of an existing entity, (ii) the investment in wholly owned subsidiaries of ours or (iii) investments in asset-backed securities.

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We do not intend to sell assets to affiliates. However, if we did wish to sell an asset to an affiliate, our charter would require that a majority of the board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction conclude that the transaction is fair and reasonable to us.

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If we ever decided to become self-managed by acquiring entities affiliated with our advisor, our charter would require that a majority of the board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction conclude that such internalization transaction is fair and reasonable to us and on terms and conditions no less favorable to us than those available from third parties.

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We will not purchase or lease assets in which KBS Capital Advisors, any of our directors or officers or any of their affiliates has an interest without a determination by a majority of the board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the asset to the affiliated seller or lessor, unless there is substantial justification for the excess amount. In no event may we acquire any such real property at an amount in excess of its current appraised value.

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We will not make any loans to KBS Capital Advisors or to our directors or officers or any of their affiliates. In addition, we will not borrow from these affiliates unless a majority of the board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction approves the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties. These restrictions on loans will only apply to advances of cash that are commonly viewed as loans, as determined by the board of directors. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought nor would the prohibition limit our ability to advance reimbursable expenses incurred by directors or officers or KBS Capital Advisors or its affiliates.

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A majority of the board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transactions must conclude that all other transactions between us and KBS Capital Advisors, any of our officers or directors or any of their affiliates, are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

In addition, in order to reflect the charter amendments, the disclosure under the heading “Description of Shares — Inspection of Books and Records” is replaced in its entirety with the following:

As a part of our books and records, we will maintain at our principal office an alphabetical list of the names of our common stockholders, along with their addresses and telephone numbers and the number of shares of common stock held by each of them. We will update this stockholder list at least quarterly and it will be available for inspection at our principal office by a common stockholder or his or her designated agent upon request of the stockholder. We will also mail this list to any common stockholder within 10 days of receipt of his or her request. We may impose a reasonable charge for expenses incurred in reproducing such list. Stockholders, however, may not sell or use this list for commercial purposes. The purposes for which stockholders may request this list include matters relating to their voting rights.

If our advisor or our board of directors neglects or refuses to exhibit, produce or mail a copy of the stockholder list as requested, our advisor and/ or board, as the case may be, shall be liable to the common stockholder requesting the list for the costs, including attorneys’ fees, incurred by that stockholder for compelling the production of the stockholder list and any actual damages suffered by any common stockholder for the neglect or refusal to produce the list. It shall be a defense that the actual purpose and reason for the requests for inspection or for a copy of the stockholder list is not for a proper purpose but is instead for the purpose of securing such list of stockholders or other information for the purpose of selling such list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a stockholder relative to the affairs of our company. We may require that the stockholder requesting the stockholder list represent that the request is not for a commercial purpose unrelated to the stockholder’s interest in our company. The remedies provided by our charter to stockholders requesting copies of the stockholder list are in addition to, and do not in any way limit, other remedies available to stockholders under federal law, or the law of any state.

In addition, in order to reflect the charter amendments, the disclosure under the heading “Plan of Distribution — Suitability Standards” is replaced in its entirety with the following:

Our sponsor, those selling shares on our behalf and participating broker-dealers and registered investment advisors recommending the purchase of shares in this offering have the responsibility to make every reasonable effort to determine that your purchase of shares in this offering is a suitable and appropriate investment for you based on information provided by you regarding your financial situation and investment objectives. In making this determination, these persons have the responsibility to ascertain that you:

•	meet the minimum income and net worth standards set forth under “Suitability Standards” immediately following the cover page of this prospectus;

•	can reasonably benefit from an investment in our shares based on your overall investment objectives and portfolio structure;

•	are able to bear the economic risk of the investment based on your overall financial situation;

•	are in a financial position appropriate to enable you to realize to a significant extent the benefits described in this prospectus of an investment in our shares; and

•	have apparent understanding of:

•	the fundamental risks of the investment;

•	the risk that you may lose your entire investment;

•	the lack of liquidity of our shares;

•	the restrictions on transferability of our shares; and

•	the tax consequences of your investment.

Relevant information for this purpose will include at least your age, investment objectives, investment experience, income, net worth, financial situation and other investments as well as any other pertinent factors. Our sponsor, those selling shares on our behalf and participating broker-dealers and registered investment advisors recommending the purchase of shares in this offering must maintain, for a six-year period, records of the information used to determine that an investment in shares is suitable and appropriate for you.

Until our shares of common stock are listed on a national securities exchange, subsequent purchasers, i.e., potential purchasers of your shares, must also meet the net worth or income standards.

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